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Exhibit 12.1

HELMERICH & PAYNE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio)

	Years Ended September 30,
	2015	2014	2013	2012	2011
Fixed Charges
Interest Expense	$15,036	$4,654	$6,129	$8,653	$17,355
Interest Capitalized During the Period	6,951	7,677	8,788	12,882	8,207
Net Amortization of Debt Discount and Premium and Issuance Expense	59	400	409	315	169
Interest Portion of Rental Expense	877	826	692	656	569

Total Fixed Charges Denominator	$22,923	$13,557	$16,018	$22,506	$26,300
Earnings
Pretax Income from Continuing Operations	$665,647	$1,096,314	$1,114,297	$902,580	$687,067
Fixed Charges Calculated Above	22,923	13,557	16,018	22,506	26,300
Less Interest Capitalized During the Period	(6,951)	(7,677)	(8,788)	(12,882)	(8,207)
Current Period Amortization of Interest Capitalized in Prior Periods	4,357	3,963	3,621	3,109	2,299

Earnings Numerator	$685,976	$1,106,157	$1,125,148	$915,313	$707,459
Ratio of Earnings to Fixed Charges	29.9x	81.6x	70.2x	40.7x	26.9x

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  Exhibit 12.1
HELMERICH & PAYNE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands, except ratio)